Benessere Capital Acquisition Corp.

777 SW 37th Avenue, Suite 510

Miami, FL 33135-3250

December 23, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Attn: James Lopez, Legal Branch Chief

Re:	Benessere Capital Acquisition Corp.

Amendment No. 1 to Form S-1 filed December 14, 2020

File No. 333-249814

Dear Mr. Lopez:

Benessere Capital Acquisition Corp. (“Benessere”, “we”, “us” or “our”) hereby transmits its response to the comment letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 23, 2020, regarding Amendment No. 1 to our Registration Statement (the “Registration Statement”) previously filed on December 14, 2020. Benessere has filed today Amendment No. 3 to the Registration Statement (“Amendment No. 3”).

Our responses below correspond to the captions and numbers of the Staff’s comments. For the convenience of the Staff, we have reproduced those comments below in bold and our response to each comment immediately follows the applicable comment. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in Amendment No. 3.

In addition to submitting this letter by EDGAR, we will also deliver to the Staff a copy of this letter together with Amendment No. 3 marked to show revisions we have made to the Registration Statement, including revisions made in response to the Staff’s comments.

Amendment No. 1 to Form S-1 filed December 14, 2020

Exclusive forum for certain lawsuits, page 131

1.	We note that Section 12.1 of Exhibit 3.2, the Amended and Restated Certificate of Incorporation, provides that the federal district courts will be the exclusive forum for Securities Act claims, while disclosure here and in your risk factor on page 58 provides that the exclusive forum provision does not apply to claims under the Securities Act. Please reconcile the disclosure with Exhibit 3.2. If the federal courts will be the exclusive forum for Securities Act claims, please revise disclosure to address any uncertainty around the enforceability of the provision, given the concurrent jurisdiction provided in Section 22 of the Securities Act.

James Lopez, Legal Branch Chief

U.S. Securities and Exchange Commission

December 23, 2020

Response: We have revised the disclosures on pages 58 and 131 of Amendment No. 3 to state that (i) Benessere’s amended and restated certificate of incorporation will provide that federal courts will be the exclusive forum for Securities Act claims, and (ii) there is uncertainty as to whether a court would enforce this provision, given the concurrent jurisdiction provided in Section 22 of the Securities Act.

Report of Independent Registered Public Accounting Firm, page F-2

1.	We note that certain events disclosed in the notes to financial statements occurred after the date of the audit report. Please tell us what consideration your auditor gave to AS 3110 when determining the appropriate date for the audit report, and revise as necessary.

Response: Changes in expected deal terms, which remain subject to change until finalized through an underwriting agreement, are non-contractual. Accordingly, Marcum LLP, our independent registered public accounting firm, traditionally has dual dated its report only in those circumstances in which such changes are accompanied by a retroactive recapitalization of the founder shares.

* * * * * *

We thank the Staff for its review of the foregoing and hope that it has been responsive to the Staff’s comments. If you have any questions relating to the foregoing or further comments, please contact our counsel, Tamar Donikyan, at tdonikyan@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ Patrick Orlando
Patrick Orlando, Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP